SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Celyad Oncology SA
(Name of Issuer)

Ordinary shares, no nominal value per share (Title of Class of Securities)

151205200** (CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS CFIP CLYD (UK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,954,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,954,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,954,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS CFIP CLYD LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,954,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,954,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,954,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS FIP II UB Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,954,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,954,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,954,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS FIP Fund II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,954,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,954,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,954,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS Hybrid GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,954,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,954,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,954,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,954,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,954,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,954,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,954,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,954,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,954,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,954,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,954,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,954,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,954,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,954,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,954,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the initial Statement on Schedule 13D filed by Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), and the other reporting persons named therein on December 17, 2021, as amended and supplemented by Amendment No. 1 thereto filed by Fortress and the other reporting persons on August 24, 2023 (“Amendment No. 1” and together with the initial Statement on Schedule 13D, the “Original Schedule 13D”), relating to ordinary shares, no nominal value per share (“Ordinary Shares”), of Celyad Oncology S.A., a limited liability company incorporated and existing in the form of a naamloze vennootschap / société anonyme under Belgian law (the “Issuer”). This Amendment also constitutes an initial Statement on Schedule 13D for CFIP CLYD (UK) Limited. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. The principal executive offices of the Issuer are located at Rue Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium.

Item 2. Identity and Background.

This Amendment amends and restates the disclosure in Item 2 of the Original Schedule 13D with the following:

(a)
(i)	CFIP CLYD (UK) Limited (“CFIP UK”), a United Kingdom limited liability company and a wholly-owned subsidiary of CFIP, directly holds 7,954,808 Ordinary Shares.

(ii)	CFIP CLYD LLC, a Delaware limited liability company (“CFIP”), is the parent of CFIP UK.

(iii)	FIP II UB Investments LP, a Delaware limited partnership (“FIP II”), holds 50% of the membership interests in CFIP.

(iv)	FIP Fund II GP LLC, a Delaware limited liability company (“FIP II GP”), is the general partner of FIP II.

(v)
Hybrid GP Holdings LLC, a Delaware limited liability company (“Hybrid GP”), is the parent of FIP II GP and indirectly controls the general partners of certain investment funds that hold membership interests in CFIP.

(vi)	FIG LLC, a Delaware limited liability company (“FIG LLC”), indirectly controls the investment advisers to certain investment funds that hold membership interests in CFIP.

(vii)	Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is (i) the sole owner of FIG LLC and (ii) the managing member of, and holds the majority of equity interest in, Hybrid GP.

(viii)	FIG Corp., a Delaware corporation (“FIG Corp.”), is the general partner of FOE I.

(ix)	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the sole owner of FIG Corp.
CFIP UK, CFIP, FIP II, FIP II GP, Hybrid GP, FIG LLC, FOE I, FIG Corp. and Fortress are collectively referred to herein as the “Reporting Persons.”
(b)          The address of the principal business and principal office of each of the Reporting Persons, other than CFIP UK, is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.  The address of the principal business and principal office of CFIP UK is 7 Clarges St, 4th Floor, London, United Kingdom W1J 8AE.

(c)          Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and present principal occupation of each of the Covered Persons.

(d)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment supplements the disclosure in Item 3 of the Original Schedule 13D by adding the following:

On August 24, 2023, CFIP UK entered into a Subscription Agreement (the “CFIP UK Subscription Agreement”) with the Issuer, pursuant to which the Issuer agreed to sell to CFIP UK, in an unregistered offering, an aggregate of 1,454,808 Ordinary Shares at a purchase price of €0.52 per share, for total gross proceeds of €756,500 (the “First Private Placement”), and an additional 14,903,846 Ordinary Shares, at the same price per share, for total gross proceeds of €7,750,000 (the “Second Private Placement”). The First Private Placement closed on September 4, 2023 (the “First Closing Date”), and the Second Private Placement is expected to close before year end subject to the satisfaction of additional closing conditions including the approval by an extraordinary shareholders meeting of the Issuer. The funds used by CFIP UK to purchase the Ordinary Shares in the First Private Placement were funded from capital contributions from investment funds and managed accounts which are controlled affiliates of Fortress.

On August 30, 2023, CFIP transferred all of the 6,500,000 Ordinary Shares it directly held to CFIP UK.

Item 4. Purpose of Transaction.

CFIP UK adopts the disclosure made by the other Reporting Persons in Item 4 of the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the disclosure in Item 5 of the Original Schedule 13D with the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment is incorporated by reference in its entirety into this Item 5.

(a) and (b)

(i)	Amount Beneficially Owned: See Item 11 of each of the cover pages.

(ii)	Percent of Class: See Item 13 of each of the cover pages.

(iii)	Number of Shares as to which such person has:
a.	Sole power to vote or direct the vote: See Item 7 of each of the cover pages.
b.	Shared power to vote or direct the vote: See Item 8 of each of the cover pages.
c.	Sole power to dispose or direct the disposition: See Item 9 of each of the cover pages.
d.	Shared power to dispose or direct the disposition: See Item 10 of each of the cover pages.

All percentages of Ordinary Shares outstanding contained herein are based on the information provided by the Issuer.

(c)          Except as described in Item 3 of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving Ordinary Shares.

(d)          No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment supplements the disclosure in Item 6 of the Original Schedule 13D by adding the following:

The information set forth in Item 3 of this Amendment is incorporated by reference in its entirety into this Item 6.

On September 4, 2023, in connection with the CFIP UK Subscription Agreement, the Issuer entered into an Amended and Restated Shareholders’ Rights Agreement with CFIP UK.

It is expected that shortly after the First Closing Date, pursuant to the CFIP UK Subscription Agreement, the Issuer’s Board of Directors (the “Board”) will co-opt CFIP UK (represented by an individual designated by Fortress Credit Advisors LLC or its designee) to replace Mel Management (represented by Michel Lussier) as a member of the Board.

Other than as described herein or in Item 6 of the Original Schedule 13D, none of the Reporting Persons is a party to any contracts, arrangements or understandings or has any relationships with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

6
Subscription Agreement dated August 24, 2023, by and among CFIP CLYD (UK) Limited and Celyad Oncology SA (incorporated by reference to Exhibit 4 to Amendment No. 1 to Schedule 13D filed on August 24, 2023, by Fortress Investment Group LLC and the other reporting persons named therein).

7	Amended and Restated Shareholders’ Rights Agreement dated September 4, 2023, by and among CFIP CLYD (UK) Limited and Celyad Oncology SA.
8	Joint Filing Agreement dated September 5, 2023.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2023	CFIP CLYD (UK) Limited

	By:	/s/ Nick Fegan
	Name:	Nick Fegan
	Title:	Director

Dated: September 5, 2023	CFIP CLYD LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: September 5, 2023	FIP II UB INVESTMENTS LP

By: FIP Fund II GP LLC, its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: September 5, 2023	FIP FUND II GP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: September 5, 2023	HYBRID GP HOLDINGS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: September 5, 2023	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: September 5, 2023	FORTRESS OPERATING ENTITY I LP

By: FIG Corp. its General Partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: September 5, 2023	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: September 5, 2023	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Annex A

Directors and Officers of CFIP CLYD (UK) Limited:

Business Address: 7 Clarges St, 4th Floor, London, United Kingdom W1J 8AE.

Name:	Position/Title:
Nick Fegan (citizen of the United Kingdom)	Director
Christopher LiPuma	Director
Rohan Singhal (citizen of the United Kingdom)	Director

Directors and Officers of CFIP CLYD LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Position/Title:
Constantine M. Dakolias	Managing Partner
Joshua Pack	Managing Partner
Andrew McKnight	Managing Partner
Marc K. Furstein	President
Jason Meyer	Chief Operating Officer
Paul Lyons	Chief Financial Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary

Directors and Officers of FIP II UB Investments LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
FIP Fund II GP LLC	General Partner of FIP II UB Investments LP

Directors and Officers of FIP Fund II GP LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Position/Title:
Constantine M. Dakolias	Managing Partner
Joshua Pack	Managing Partner
Andrew McKnight	Managing Partner
Marc K. Furstein	President
Jason Meyer	Chief Operating Officer
Paul Lyons	Chief Financial Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary

Directors and Officers of Hybrid GP Holdings LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Position/Title:
Peter L. Briger Jr.	Director and Chairman

Constantine M. Dakolias	Director and President
Marc K. Furstein	Director and Chief Operating Officer
Daniel N. Bass	Director and Treasurer
David N. Brooks	Director and Secretary

Directors and Officers of FIG LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Position/Title:
Joshua Pack	Co-Chief Executive Officer
Andrew McKnight	Co-Chief Executive Officer
Wesley R. Edens	Principal, Co-Founder and Director
Peter L. Briger Jr.	Chairman and Principal
Randal A. Nardone	Principal, Co-Founder and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Operating Entity I LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
FIG Corp.	General Partner of Fortress Operating Entity I LP

Directors and Officers of FIG Corp.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Position/Title:
Joshua Pack	Co-Chief Executive Officer
Andrew McKnight	Co-Chief Executive Officer
Wesley R. Edens	Principal, Co-Founder and Director
Peter L. Briger Jr.	Chairman and Principal
Randal A. Nardone	Principal, Co-Founder and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Position/Title:
Joshua Pack	Co-Chief Executive Officer
Andrew McKnight	Co-Chief Executive Officer
Wesley R. Edens	Director, Co-Founder and Principal
Peter L. Briger Jr.	Director, Chairman and Principal
Randal A. Nardone	Director, Co-Founder and Principal
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer
George Wellde	Director
Michael Rantz	Director
Yoshimitsu Goto (citizen of Japan)	Director

Rajeev Misra (citizen of the United Kingdom)	Director
Jane Dietze	Director
Hani Barhoush	Director
Michael Morell	Director and Security Director
Alex Clavel	Director